August 7, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Post-Effective Amendment on Form S-1 File No. 333-157776
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Post-Effective Amendment to Form S-1, File No. 333-157776, together with certain exhibits thereto (the “Amendment”).
The Amendment contains revisions that have been made in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in their letter dated July 31, 2009.
Set forth below is the Company’s response to the Staff’s comment. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Comment 1.	You may not deregister a transaction that has occurred. In this regard, we note your statement that this amendment seeks to deregister shares sold or transferred by the selling stockholders. Please withdraw this amendment and revise accordingly.

Response 1.	The Company has complied with the Staff’s comment.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,
/s/ Amy M. Trombly
Amy M. Trombly